GEOTEK COMMUNICATIONS, INC. AND SUBSIDIARIES
                       (Operating as Debtor in Possession)

                                                                      EXHIBIT 12

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Earnings include income before income taxes plus fixed charges less capitalized interest. Fixed charges include interest and one-third of rent expense (representing the estimated interest component of operating leases). The dollar amount of the deficiency in earnings to fixed charges was $94.5 million for the period ending June 30, 1998.